# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TMD Energy Limited, CIK 0002009714
CUSIP: G88953107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: B-10-06, Block B, Plaza Mont Kiara, 2, Jalan Kiara, Mont Kiara, Kuala Lumpur, Wilayah Persekutuan, Malaysia (N8), 50480
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001948937

## Reporting persons
- Straits Energy Resources Berhad: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Malaysia (N8); sole voting power 15,336,523; shared voting power 0; sole dispositive power 15,336,523; shared dispositive power 0; aggregate amount beneficially owned 15,336,523 (66.4% of the class)
  Comment: * The calculation of this percentage is based on 23,100,000 ordinary shares issued and outstanding based on the prospectus filed by the Issuer with the Securities and Exchange Commission on April 21, 2025.

## Item 1. Issuer
Name of issuer: TMD Energy Limited
Address of issuer's principal executive offices: B-10-06, Block B, Plaza Mont Kiara, 2, Jalan Kiara, Mont Kiara, 50480 Kuala Lumpur, Wilayah Persekutuan, Malaysia

## Item 2. Person Filing
Name of person filing: Straits Energy Resources Berhad
Address of principal business office or, if none, residence: B-07-06, Block B, Plaza Mont Kiara, 2, Jalan Kiara, Mont Kiara, 50480 Kuala Lumpur, Malaysia
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
15,336,523.

Straits Energy Resources Berhad ("Straits") is the record holder of 15,336,523 Ordinary Shares, representing 66.4% of the total outstanding Ordinary Shares. Straits' board of directors has voting and/or dispositive control over the Ordinary Shares held by Straits. A majority vote of directors is required for any action by Straits, and no single director has a veto right. Each of the director and the board of directors of Straits disclaims beneficial ownership of the Ordinary Shares held by Straits.
Percent of class: 66.4%
Sole power to vote or to direct the vote: 15,336,523
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 15,336,523
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Straits Energy Resources Berhad: /s/ Kam Choy Ho, Director (04/21/2025)